EXHIBIT 99.1

                          TOWER SEMICONDUCTOR ANNOUNCES
                    THIRD QUARTER AND NINE-MONTH 2005 RESULTS


                 IMPROVING REVENUES OUTLOOK FOR Q4 2005 AND 2006

MIGDAL HAEMEK, Israel -- November 8, 2005 -- Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), a pure-play independent specialty foundry, today announced third quarter and nine-month results for fiscal year 2005. Revenues were $20.6 million for the third quarter of 2005, compared to $35.1 million for the third quarter of 2004. For the nine months ended September 30, 2005, revenues were $70.9 million, including $8 million from a previously announced technology-related agreement, compared to $96 million for the nine months ended September 30, 2004, which included $1.9 million from this same agreement.

The 2005 third quarter loss was $55.4 million, or $0.83 per share, including $36.9 million depreciation and amortization expenses, compared with a loss of $39.4 million, or $0.60 per share, which included $30.8 million depreciation and amortization expenses, for the third quarter of 2004. For the nine months ended September 30, 2005, the loss was $157.9 million, or $2.39 per share, including $7.2 million net profit from a previously announced technology-related agreement and $108 million depreciation and amortization expenses, compared to a loss of $114.4 million, or $1.78 per share, which included $1.8 million net profit from this same agreement and $86.2 million depreciation and amortization expenses for the nine months ended September 30, 2004.

Third quarter 2005 sales from manufacturing activities showed an increase in revenue of 7% over Q2. During the quarter, Tower shipped its first 0.18um CMOS Image Sensor products and increased its Fab 2 customers in production from 9 to 13.

Tower expects substantial growth in revenues in the fourth quarter compared to the third quarter and guides revenues of between $25 to $28 million.

"We are pleased with the progress Tower is making in our focus on differentiated specialized products targeted toward our customers' needs and market success," said Russell Ellwanger, chief executive officer, Tower Semiconductor. "The pipeline of new customers and the rate of qualifications give us confidence about continued revenue growth in 2006."

                                     -MORE-

Tower continues to focus on initiatives discussed in previous financial releases:

1.   DIVERSIFYING CUSTOMER BASE

                                 AS OF END OF   AS OF END OF     AS OF END OF
TOTAL CUSTOMER COUNT               Q3 2005        Q2 2005          Q3 2004
--------------------               -------        -------          -------
95% of revenue generated by:     28 customers   27 customers     18 customers
Fab 2 production customers       13              9                6
Fab 2 pre-production customers   24             22               11


2.   SALES BY CUSTOMER BASE PROFILE


                                 NINE MONTHS ENDED        NINE MONTHS ENDED
TYPE OF CUSTOMER                 SEPTEMBER 30, 2005      SEPTEMBER 30, 2004
----------------                 ------------------      ------------------
Fabless                                 58%                      71%
IDM                                     42%                      29%

3.   SALES BY GEOGRAPHY

REGION                           Q3 2005         Q2 2005              Q3 2004
------                           ------          -------              -------
U.S.                             66%                68%                  53%
Israel                            7%                 9%                  29%
Pacific Rim (including Japan)    16%                 8%                   9%
Europe                           11%                15%                   9%

4.   DEVELOPING SPECIALIZED TECHNOLOGY OFFERINGS

Tower continues to develop differentiated technologies, utilizing core technical knowledge in embedded NVM, CMOS image sensors, Mixed Signal and RF technologies, according to its strategic roadmap.

During the third quarter, Tower continued to focus on the specialized markets and on increasing the contribution to total revenue by CMOS image sensors and Mixed Signal devices, as can be seen in the table below.

TECHNOLOGY SEGMENT CONSOLIDATED                Q3 2005    Q2 2005    Q3 2004
-------------------------------                -------    -------    -------
Core CMOS                                        44%        54%        67%
CMOS image Sensors and Non-Volatile Memory       30%        27%        19%
Mixed Signal, RF and Power                       26%        19%        14%
FAB1
Core CMOS                                        42%        31%        25%
CMOS image Sensors and Non-Volatile Memory       33%        48%        47%
Mixed Signal, RF and Power                       25%        21%        28%
FAB2
Core CMOS                                        48%        72%        94%
CMOS image Sensors and Non-Volatile Memory       25%        10%         1%
Mixed Signal and RF                              27%        18%         5%

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


5.   DIVERSIFYING REVENUES BY MARKET SEGMENT

Tower maintains its market segment diversification.

INDUSTRY SEGMENT                    Q3 2005      Q2 2005      Q3 2004
----------------                    -------      -------      -------
Consumer                              17%          29%          57%
Communication                         22%          20%          11%
PC                                     5%           6%           5%
Industrial, medical and automotive    19%          21%          10%
Multi-market and others               37%          24%          17%



Tower will host a conference call to discuss these results today, November 8, at 11 a.m. Eastern time /6 p.m. Israel time. To participate, call 1-866-527-8676 (U.S. toll-free number) or 972-3-918-0609 (international) and mention ID code:
TOWER. Callers in Israel are invited to call locally 03-918-0609. The conference call will also be web cast live at www.companyboardroom.com and at www.towersemi.com and will be available thereafter on both websites for replay for 90 days, starting at 2 p.m. Eastern time on the day of the call.

                                       ***

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18 micron and below standard and specialized process technologies and has a current capacity of up to 15,000 200mm wafers per month. Tower's website is located at www.towersemi.com.

SAFE HARBOR

THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY VARY FROM THOSE PROJECTED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. POTENTIAL RISKS AND UNCERTAINTIES INCLUDE, WITHOUT LIMITATION, RISKS AND UNCERTAINTIES ASSOCIATED WITH: (I) THE COMPLETION OF THE EQUIPMENT INSTALLATION, TECHNOLOGY TRANSFER AND RAMP-UP OF PRODUCTION IN FAB 2, (II) HAVING SUFFICIENT FUNDS TO OPERATE THE COMPANY AND TO COMPLETE THE FAB 2 PROJECT, (III) THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND THE RESULTING PERIODIC OVERCAPACITY, FLUCTUATIONS IN OPERATING RESULTS, FUTURE AVERAGE SELLING PRICE EROSION THAT MAY BE MORE SEVERE THAN OUR EXPECTATIONS,
(IV) OPERATING OUR FACILITIES AT SATISFACTORY UTILIZATION RATES WHICH IS CRITICAL IN ORDER TO COVER THE HIGH LEVEL OF FIXED COSTS ASSOCIATED WITH OPERATING A FOUNDRY, (V) THE SUCCESSFUL COMPLETION OF THE RIGHTS OFFERING BY THE DATES SET FORTH IN OUR AMENDED FACILITY AGREEMENT (VI) OUR ABILITY TO MEET CERTAIN OF THE COVENANTS STIPULATED IN OUR AMENDED FACILITY AGREEMENT, (VII) THE RECEIPT AND CONSUMMATION OF THE INVESTORS' COMMITMENTS TO INVEST AT LEAST $23.5 MILLION BY THE DATES SET FORTH IN OUR AMENDED FACILITY AGREEMENT, (VIII) OUR ABILITY TO CAPITALIZE ON INCREASES IN DEMAND FOR FOUNDRY SERVICES, (IX) MEETING THE CONDITIONS TO RECEIVE ISRAELI GOVERNMENT GRANTS AND TAX BENEFITS APPROVED FOR FAB 2 AND OBTAINING THE APPROVAL OF THE ISRAELI INVESTMENT CENTER TO EXPAND THE FIVE-YEAR INVESTMENT PERIOD UNDER OUR FAB 2 APPROVED ENTERPRISE PROGRAM, (X) ATTRACTING ADDITIONAL CUSTOMERS, (XI) NOT RECEIVING ORDERS FROM OUR WAFER PARTNERS AND TECHNOLOGY PROVIDERS, (XII) FAILING TO MAINTAIN AND DEVELOP OUR TECHNOLOGY PROCESSES AND SERVICES, (XIII) COMPETING EFFECTIVELY, (XIV) OUR LARGE AMOUNT OF DEBT, (XV) ACHIEVING ACCEPTABLE DEVICE YIELDS, PRODUCT PERFORMANCE AND DELIVERY TIMES, (XVI) THE TIMELY DEVELOPMENT, INTERNAL QUALIFICATION AND CUSTOMER ACCEPTANCE OF NEW PROCESSES AND PRODUCTS, AND (XVII) BUSINESS INTERRUPTION DUE TO TERROR ATTACKS, EARTHQUAKES, AND OTHER ACTS OF GOD.

A MORE COMPLETE DISCUSSION OF RISKS AND UNCERTAINTIES THAT MAY AFFECT THE ACCURACY OF FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PRESS RELEASE OR WHICH MAY OTHERWISE AFFECT OUR BUSINESS IS INCLUDED UNDER THE HEADING "RISK FACTORS" IN OUR MOST RECENT FILINGS ON FORMS 20-F, F-2 AND 6-K, AS WERE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE ISRAEL SECURITIES AUTHORITY. FUTURE RESULTS MAY DIFFER MATERIALLY FROM THOSE PREVIOUSLY REPORTED. WE DO NOT INTEND TO UPDATE THE INFORMATION CONTAINED IN THIS RELEASE.


     Tower Semiconductor
     Ilanit Vudinsky, +972 4 650 6434
     ilanitvu@towersemi.com

           or

     Pacifico Inc.
     PR Agency Contact
     Mary Curtis, +1 408 293 8600
     mcurtis@pacifico.com

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

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)


                                                                      SEPTEMBER 30,    DECEMBER 31,
                                                                       ---------        ---------
                                                                         2005              2004
                                                                       ---------        ---------
A S S E T S

     CURRENT ASSETS
        CASH AND CASH EQUIVALENTS                                      $  11,719        $  27,664
        DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS          17,972           53,793
        TRADE ACCOUNTS RECEIVABLE                                          9,632           19,286
        OTHER RECEIVABLES                                                  8,099           11,365
        INVENTORIES                                                       20,902           25,669
        OTHER CURRENT ASSETS                                               2,429            1,818
                                                                       ---------        ---------
              TOTAL CURRENT ASSETS                                        70,753          139,595
                                                                       ---------        ---------
     LONG-TERM INVESTMENTS
        LONG-TERM INTEREST-BEARING DEPOSITS
           DESIGNATED FOR FAB 2 OPERATIONS                                    --            5,134
                                                                       ---------        ---------

     PROPERTY AND EQUIPMENT, NET                                         534,661          609,296
                                                                       ---------        ---------

     OTHER ASSETS, NET                                                    83,313           93,483
                                                                       =========        =========
              TOTAL ASSETS                                             $ 688,727        $ 847,508
                                                                       =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
        TRADE ACCOUNTS PAYABLE                                         $  59,783        $  65,326
        CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                       6,397               --
        OTHER CURRENT LIABILITIES                                          9,203           10,678
                                                                       ---------        ---------
              TOTAL CURRENT LIABILITIES                                   75,383           76,004

     LONG-TERM DEBT                                                      510,360          497,000

     CONVERTIBLE DEBENTURES                                               19,192           26,651

     LONG-TERM LIABILITY IN RESPECT
         OF CUSTOMERS' ADVANCES                                           60,577           64,428

     OTHER LONG-TERM LIABILITIES                                           8,907           15,445
                                                                       ---------        ---------
              TOTAL LIABILITIES                                          674,419          679,528
                                                                       ---------        ---------

     SHAREHOLDERS' EQUITY
        ORDINARY SHARES                                                   16,499           16,274
        ADDITIONAL PAID-IN CAPITAL                                       521,489          517,476
        SHAREHOLDER RECEIVABLES                                              (26)             (26)
        ACCUMULATED DEFICIT                                             (514,582)        (356,672)
                                                                       ---------        ---------
                                                                          23,380          177,052
        TREASURY STOCK                                                    (9,072)          (9,072)
                                                                       ---------        ---------
              TOTAL SHAREHOLDERS' EQUITY                                  14,308          167,980
                                                                       =========        =========
              TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $ 688,727        $ 847,508
                                                                       =========        =========


                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                                  NINE MONTHS ENDED                THREE MONTHS ENDED
                                                                     SEPTEMBER 30,                     SEPTEMBER 30,
                                                              --------------------------        --------------------------
                                                                2005             2004             2005             2004
                                                              ---------        ---------        ---------        ---------

REVENUES
      SALES                                                   $  62,928        $  94,046        $  20,553        $  35,091
      REVENUES RELATED TO A JOINT DEVELOPMENT AGREEMENT           8,000            1,944               --               --
                                                              ---------        ---------        ---------        ---------
                                                                 70,928           95,990           20,553           35,091

COST OF SALES                                                   179,598          162,242           57,130           57,843
                                                              ---------        ---------        ---------        ---------

        GROSS LOSS                                             (108,670)         (66,252)         (36,577)         (22,752)
                                                              ---------        ---------        ---------        ---------

OPERATING COSTS AND EXPENSES

      RESEARCH AND DEVELOPMENT                                   12,849           11,208            4,200            3,952
      MARKETING, GENERAL AND ADMINISTRATIVE                      13,481           16,176            4,715            5,155
                                                              ---------        ---------        ---------        ---------

                                                                 26,330           27,384            8,915            9,107
                                                              =========        =========        =========        =========

        OPERATING LOSS                                         (135,000)         (93,636)         (45,492)         (31,859)

FINANCING EXPENSE, NET                                          (25,428)         (20,907)          (9,900)          (7,567)

OTHER INCOME, NET                                                 2,518              108               42               14
                                                              ---------        ---------        ---------        ---------

             LOSS FOR THE PERIOD                              $(157,910)       $(114,435)       $ (55,350)       $ (39,412)
                                                              =========        =========        =========        =========

BASIC LOSS PER ORDINARY SHARE

      LOSS PER SHARE (*)                                      $   (2.39)       $   (1.78)       $   (0.83)       $   (0.60)
                                                              =========        =========        =========        =========

      LOSS USED TO COMPUTE
         BASIC LOSS PER SHARE                                 $(157,910)       $(114,435)       $ (55,350)       $ (39,412)
                                                              =========        =========        =========        =========

      WEIGHTED AVERAGE NUMBER OF ORDINARY
        SHARES OUTSTANDING - IN THOUSANDS                        66,190           64,392           66,671           65,625
                                                              =========        =========        =========        =========


(*) Basic and diluted loss per share in accordance with U.S. GAAP are the same as the Isr. GAAP data FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2005 AND 2004.


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